SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LSI LOGIC CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	94-2712976

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1621 Barber Lane
Milpitas, California 95035

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

     This Form 8-A/A amends and restates the Form 8-A/A filed by LSI Logic Corporation on December 8, 1998.

Item 1. Description of Securities to be Registered.

     LSI Logic Corporation (the “Company”) and BankBoston N.A. (the “Prior Rights Agent”) entered into an Amended and Restated Preferred Shares Rights Agreement, dated as of November 20, 1998 (the “Rights Agreement”). Thereafter, the Company and the Prior Rights Agent entered into Amendment No. 1 to the Rights Agreement, dated as of February 19, 1999 (the “First Amendment”). The First Amendment was adopted in order to remove certain provisions prohibiting the Board of Directors from redeeming the Rights (as defined below), exchanging the Rights for Common Shares, or amending the Rights Agreement until 180 days following the time that the Board of Directors becomes comprised of directors not nominated or appointed by a majority of the Continuing Directors (as defined in the original Rights Agreement). Thereafter, the Company, the Prior Rights Agent and EquiServe Trust Company, N.A. (the “Rights Agent”) entered into Amendment to Rights Agreement, dated as of August 16, 2001 (the “Second Amendment”), in order to appoint EquiServe Trust Company, N.A. as the Rights Agent. The Rights Agreement, as amended by the First Amendment and the Second Amendment, is referred to herein as the “Amended Rights Agreement”

     Pursuant to the Amended Rights Agreement, the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock, $.01 par value (“Common Shares”), of the Company. The dividend was paid on December 15, 1988 (the “Record Date”) to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of Fifty dollars ($50.00) (the “Purchase Price”), which is subject to adjustment and which was adjusted from One Hundred dollars ($100.00) pursuant to a two-for-one common stock split effective on February 4, 2000.

     The following summary of the principal terms of the Amended Rights Agreement is a general description only and is subject to the detailed terms and conditions of the First Amendment and Second Amendment, which are attached hereto as exhibits and are incorporated herein by reference, and the Rights Agreement, which was attached as Exhibit 2.1 to the Form 8-A/A filed by the Company on December 8, 1998 and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 business days following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) December 15, 2008 (the “Final Expiration Date”) or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company’s Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 20% or more of the Company’s Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

     At any time after the acquisition by an Acquiring Person of 20% or more of the Company’s outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

     At any time on or prior to the close of business on the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per Right, which is subject to adjustment and which was adjusted from $0.01 per Right pursuant to a two-for-one common stock split effective on February 4, 2000.

Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Amended Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

     The terms of the Rights and the Amended Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Amended Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

     Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

Certain Anti-takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.005 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

1.	Amended and Restated Preferred Shares Rights Agreement, dated as of November 20, 1998 between LSI Logic Corporation and BankBoston, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (Incorporated by Reference to Exhibit 2.1 of the Company’s Form 8-A/A filed on December 8, 1998)

2.	Amendment No. 1 to Amended and Restated Preferred Shares Rights Agreement, dated as of February 19, 1999, by and between LSI Logic Corporation and BankBoston, N.A.

3.	Amendment to Amended and Restated Preferred Shares Rights Agreement, dated as of August 16, 2001, by and among LSI Logic Corporation, Fleet Bank f/k/a BankBoston, N.A., and EquiServe Trust Company, N.A.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

LSI LOGIC CORPORATION

Date: June 16, 2003

By: /s/ David G. Pursel Name: David G. Pursel Title: Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Description

1	Amended and Restated Preferred Shares Rights Agreement, dated as of November 20, 1998 between LSI Logic Corporation and BankBoston, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (Incorporated by Reference to Exhibit 2.1 of the Company’s Form 8-A/A filed on December 8, 1998)

2	Amendment No. 1 to Amended and Restated Preferred Shares Rights Agreement, dated as of February 19, 1999, by and between LSI Logic Corporation and BankBoston, N.A.

3	Amendment to Amended and Restated Preferred Shares Rights Agreement, dated as of August 16, 2001, by and among LSI Logic Corporation, Fleet Bank f/k/a BankBoston, N.A. and EquiServe Trust Company, N.A.